Filed Pursuant to Rule 424(b)(7)
Registration No. 333-130783

PROSPECTUS SUPPLEMENT
(To the Prospectus dated February 3, 2006)

15,700,000 Shares

Avnet, Inc.

Common Stock

This is a public offering of shares of common stock of Avnet, Inc. The shares of common stock covered by this prospectus supplement were initially issued to the selling shareholders in connection with our acquisition of Memec Group Holdings Limited, which closed on July 5, 2005. We will not receive any proceeds from this offering.

Avnet’s common stock is listed on the New York Stock Exchange under the symbol “AVT.” On February 8, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $24.65 per share.

Our principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034, telephone (480) 643-2000.

See “Risk Factors” on page 4 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

		Underwriting	Proceeds to
		Discounts and	Selling
	Price to Public	Commissions	Shareholders

Per Share	$24.00	$0.84	$23.16
Total	$376,800,000	$13,188,000	$363,612,000

To the extent that the underwriters sell more than 15,700,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,257,367 shares from the selling shareholders at the public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on February 14, 2006.

Goldman, Sachs & Co.	Credit Suisse	Banc of America Securities LLC

Raymond James	Thomas Weisel Partners LLC

Prospectus supplement dated February 8, 2006.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. You should not assume that the information provided by this prospectus supplement and in the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates.

Explanatory Note

Of the 17,957,367 shares offered hereby, 4,756,150 of such shares held by the selling shareholders were originally registered on the prospectus supplement filed pursuant to Rule 424(b)(5) on December 30, 2005 (Registration No. 333-130783). However, the holders of such shares may instead sell the previously registered 4,756,150 shares pursuant to the underwritten offering contemplated hereby. As such, we have applied the filing fee paid in connection with the 4,756,150 shares previously registered to the aggregate filing fee payable hereunder. Please note that in the event that any of the previously registered shares are not sold hereunder, the selling shareholders may sell such shares pursuant to the prospectus supplement filed on December 30, 2005.

i

THE COMPANY

We are the world’s largest industrial distributor, based on sales, of electronic components, enterprise computer products and embedded subsystems. We create a vital link in the technology supply chain that connects over 300 of the world’s leading electronic component and computer product manufacturers and software developers as a single source for multiple products to a global customer base of over 100,000 original equipment manufacturers, contract manufacturers, original design manufacturers, value-added resellers and end-users. We distribute electronic components, computer products and software as received from our suppliers or with assembly or other value added by us. Additionally, we provide engineering design, materials management and logistics services, system integration and configuration, and supply chain advisory services.

Our business is comprised of two operating groups called Electronic Marketing, or EM, and Technology Solutions, or TS. EM markets and sells semiconductors and interconnect, passive and electromechanical devices, and also offers an array of value-added services to its customers, such as supply-chain management, engineering design, inventory replenishment systems, connector and cable assembly and semiconductor programming. EM markets and sells it products and services to a diverse customer base spread across end-markets, including communications, computer hardware and peripheral, industrial and manufacturing, medical equipment, military and aerospace.

Our TS business markets and sells mid- to high-end servers, data storage, software and networking solutions, and the services required to implement these solutions to the value-added reseller channel and enterprise computing customers. TS also focuses on the worldwide original equipment manufacturer or OEM, market for computing technology, system integrators and non-PC OEMs that require embedded systems and solutions including engineering, product prototyping, integration and other value-added services.

SUMMARY FINANCIAL INFORMATION AND OTHER DATA

The summary consolidated financial data below is derived from our consolidated financial statements. We refer you to those financial statements, accompanying notes and management’s discussion and analysis, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary financial information should be read in conjunction with the footnotes below as there are various special items recorded in certain of the periods presented.

	Fiscal Years Ended			Six Months Ended
	July 2,	July 3,	June 27,	December 31,	January 1,
	2005	2004(1)(2)	2003(3)(4)	2005(5)(6)(7)	2005
	(In millions)

Statement of Operations Data:
Sales	$11,066.8	$10,244.7	$9,048.4	$7,027.4	$5,483.2
Cost of sales(6)	9,607.8	8,879.9	7,833.5	6,142.3	4,759.7

Gross profit	1,459.0	1,364.8	1,214.9	885.1	723.5
Selling, general and administrative expenses (5)	1,137.7	1,107.0	1,095.4	680.2	566.5
Restructuring and other charges (1) (3) (6)	—	55.6	106.8	23.0	—
Integration costs (6)	—	—	—	15.7	—

Operating income	321.3	202.2	12.7	166.2	157.0
Other income, net	3.5	7.1	26.2	4.8	0.4
Interest expense	(85.1)	(94.5)	(104.8)	(46.8)	(42.1)
Debt extinguishment costs (2) (4) (7)	—	(16.4)	(13.5)	(11.7)	—

Income (loss) before income taxes	239.7	98.4	(79.4)	112.5	115.3
Income tax provision (benefit)	71.5	25.5	(33.3)	38.0	35.5

Net income (loss)	$168.2	$72.9	$(46.1)	$74.5	$79.8

	As of the Fiscal Year Ended			As of the Quarter Ended
	July 2,	July 3,	June 27,	December 31,	January 1,
	2005	2004	2003	2005	2005
	(In millions)

Balance Sheet Data:
Cash and cash equivalents	$637.9	$312.7	$395.5	$219.1	$547.0
Working capital	2,065.4	1,839.0	1,820.0	1,856.9	2,081.6
Total assets	5,098.2	4,863.6	4,499.5	6,155.5	5,272.8
Total debt	1,244.5	1,356.8	1,466.1	1,309.4	1,344.3
Total liabilities	3,001.2	2,910.2	2,667.0	3,555.5	3,104.2
Shareholders’ equity	2,097.0	1,953.4	1,832.5	2,600.0	2,168.6

(1)	Includes the impact of restructuring and other charges recorded in the first and second quarters of fiscal 2004 in connection with cost cutting initiatives and the combination of the Computer Marketing and Applied Computing operating groups into one operating group called Technology Solutions. These charges included severance costs, charges for consolidation of certain owned and leased facilities, write-offs of certain capitalized information technology initiatives, the impairment of owned assets in our European operations, and the write-off of remaining unamortized deferred loan costs associated with our multi-year credit facility terminated in September 2003. These restructuring and other charges amounted to $55.6 million pre-tax, all of which was included as a component of operating expenses, and $38.6 million after-tax.

(2)	During the third quarter of fiscal 2004, we incurred debt extinguishment costs associated with the cash tender offer for $273.4 million of our 7 7/8% notes due February 15, 2005. These charges amounted to $16.4 million pre-tax and $14.2 million after-tax.

(3)	Includes the impact of restructuring and other charges recorded during the second quarter of fiscal 2003 related to certain actions taken as part of our cost-reduction initiatives. The charges related to severance costs, consolidation of selected facilities and the discontinuation of certain information technology initiatives. The charges totaled $106.8 million pre-tax (all of which is included as a component of operating expenses) and $65.8 million after-tax.

(4)	During the third quarter of fiscal 2003, we incurred debt extinguishment costs associated with the cash tender offers and repurchases of $159.0 million of our 6.45% notes due August 15, 2003 and $220.1 million of our 8.20% notes due October 17, 2003. These charges totaled $13.5 million pre-tax and $8.2 million after tax.

(5)	During the first quarter of fiscal 2006, we adopted Statement of Financial Accounting Standards No. 123R, which requires all stock-based payments to employees to be expensed. As a result, selling, general and administrative expenses in the six months ended December 31, 2005 include incremental compensation costs as compared with the first six months of the prior year totaling $7.8 million pre-tax and $4.9 million after tax.

(6)	Includes the impact of restructuring and other charges and integration costs recorded during the six months ended December 31, 2005, resulting primarily from the integration of Memec, which we acquired on July 5, 2005. The restructuring and other charges related primarily to writedowns of inventory for terminated lines severance costs, facility exit costs and writedowns of certain information technology initiatives. The integration costs related to certain incremental salary, professional fees and other costs incurred as a direct result of the efforts to integrate the Memec organization. The restructuring and other charges totaled $30.5 million pre-tax ($7.5 million of which is recorded in cost of sales) and $20.6 million after tax. The integration costs totaled $15.7 million pre-tax and $10.8 million after tax.

(7)	During the six months ended December 31, 2005, we incurred debt extinguishment costs associated with the tender offer and repurchase of $254.1 million of our 8% notes due November 15, 2006. These charges totaled $11.7 million pre-tax and $7.1 million after tax.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock in this offering.

SELLING SHAREHOLDERS

We are registering 17,957,367 shares of our common stock in connection with the public offering of such shares by the underwriters. The shares of our common stock covered by this prospectus supplement were initially issued in connection with the acquisition of Memec Group Holdings Limited, which closed on July 5, 2005. We agreed to register these shares pursuant to the registration rights agreement, dated as of July 5, 2005, by and between our company and the selling shareholders.

The following table sets forth certain information of each selling shareholder with respect to the number of shares of our common stock that are beneficially owned by it, the number of shares of our common stock that may be offered for resale for the account of each selling shareholder pursuant to this prospectus supplement and the number of shares of our common stock to be held by each selling shareholder assuming the sale of all of the shares by it. Such amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares. Percentage ownership is based on 146,281,787 shares of common stock outstanding, which excludes treasury shares, as of February 2, 2006.

Unless otherwise described below, to our knowledge, no selling shareholder or any of its respective affiliates has held any position of office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus supplement.

				Shares Beneficially		Shares Beneficially
			Shares Offered	Owned Subsequent		Owned Subsequent
	Shares Beneficially Owned		By This	to the Offering		to the Offering
Name of Selling	Prior to the Offering(1)		Prospectus	No Exercise		Full Exercise
Shareholder	Shares	Percent	Supplement(2)	Shares	Percent	Shares	Percent

Permira funds	17,957,367(3)	12.28%	17,957,367(3)	2,257,367(4)	1.54%	—	—%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to warrants which are currently exercisable are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity. To our knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them except as noted otherwise.

(2)	Includes 2,257,367 shares subject to the underwriters option to purchase additional shares.

(3)	Includes 16,153,797 shares held by Permira Europe II Nominees Limited, 1,173,350 shares held by Permira UK Venture IV Nominees Limited, and 630,220 shares held by SV (Nominees) Limited. The shares held of record by Permira Europe II Nominees Limited include (i) 15,997,914 shares held on behalf of four limited partnerships that comprise Permira Europe II, and (ii) 155,883 shares held on behalf of the Permira Europe II Co-Investment Scheme. Permira (Europe) Limited is the general partner of Permira Europe II Managers L.P., which is the general partner of each of the limited partnerships comprising Permira Europe II. The shares held of record by Permira UK Venture IV Nominees Limited include (i) 1,163,468 shares held on behalf of one trust and two limited partnerships that comprise the Permira UK Venture Fund IV, and (ii) 9,882 shares held on behalf of the Schroder UK Venture Fund IV Co-Investment Scheme. Schroder Venture Managers (Guernsey) Limited acts as the manager of Schroder Venture Managers, Inc., the general partner of the two limited partnerships, and Barings (Guernsey) Limited, the trustee of the trust, which together comprise the Permira UK Venture Fund IV. The shares held of record by SV (Nominees) Limited are held as nominee for Schroder Ventures Investment Limited. Peter Smitham, a director of Avnet, is (i) a director of Permira (Europe) Limited, (ii) a participant in the Permira Europe II Co- Investment Scheme, (iii) a participant in the Schroder Ventures UK Venture IV Co-Investment Scheme, (iv) a shareholder in Schroder Ventures Investment Limited and (v) a limited partner of Permira Europe II Managers L.P. Mr. Smitham disclaims beneficial ownership of the shares held by Permira Europe II Nominees Limited, Permira UK Venture IV Nominees Limited and SV (Nominees) Limited, except to the extent of his pecuniary interest in those entities. The address of each of Permira Europe II, Permira UK Venture Fund IV and Schroder Ventures Investment Limited is PO Box 71, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands, GY1 3QL.

(4)	Includes 2,030,646 shares held by Permira Europe II Nominees Limited, 147,498 shares held by Permira UK Venture IV Nominees Limited, and 79,223 shares held by SV (Nominees) Limited.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated February 8, 2006, the selling shareholders have agreed to sell to the underwriters named below, for whom Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Banc of America Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Goldman, Sachs & Co.	5,887,500
Credit Suisse Securities (USA) LLC	5,887,500
Banc of America Securities LLC	2,355,000
Raymond James & Associates, Inc	785,000
Thomas Weisel Partners LLC	785,000

Total	15,700,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,257,367 additional shares at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.504 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

Paid by the Selling Shareholders	No Exercise	Full Exercise

Per Share	$0.84	$0.84
Total	$13,188,000	$15,084,188

The expenses of the offering that are payable by us are estimated to be $408,150 (exclusive of underwriting discounts and commissions).

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the Securities Act) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Banc of America Securities LLC for a period of 81 days after the date of this prospectus supplement, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our incentive stock plan.

The selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman, Sachs  & Co., Credit Suisse Securities (USA) LLC and Banc of America Securities LLC for a period of 81 days after the date of this prospectus supplement.

Although none of our officers have entered into contractual lock-up agreements with the underwriters in connection with this offering, we have agreed to use our best efforts to ensure that certain of our officers will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, our prior written consent until and including April 30, 2006. These restrictions do not apply, however, to an aggregate of 1,000,000 shares of our common stock owned by these officers.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The underwriters and/or their affiliates have provided and in the future may continue to provide investment banking, commercial banking and/or other financial services, including the provision of credit facilities, to us in the ordinary course of business for which they have received and will receive customary compensation. Affiliates of Credit Suisse Securities (USA) LLC and Banc of America Securities LLC were underwriters of our 6.00% notes due 2015 issued in August 2005 and served as dealer managers of our tender offer for up to $250 million aggregate principal amount of our 8.00% notes due November 15, 2006 in September 2005. In addition, an affiliate of Banc of America Securities LLC serves as administrative agent under our credit agreement dated as of October 15, 2005 and affiliates of Credit Suisse Securities (USA) LLC and Banc of America Securities LLC are lenders under this credit agreement. Banc of America Securities LLC also acted as our financial advisor in our acquisition of Memec in July 2005.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the Exchange Act).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action  —  Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares will be passed upon for Avnet by Gibson, Dunn & Crutcher LLP, New York, New York. The underwriters have been represented by Simpson Thacher & Bartlett LLP, Palo Alto, California.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede a portion or all of the information in the documents listed below. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Avnet’s Annual Report on Form 10-K for the fiscal year ended July 2, 2005,

•	Avnet’s Quarterly Reports on Form 10-Q for the fiscal quarters ended October 1, 2005 and December 31, 2005,

•	To the extent filed, Avnet’s Current Reports on Form 8-K filed on July 11, 2005, August 19, 2005, September 13, 2005, September 27, 2005, September 29, 2005, October 17, 2005 and November 17, 2005, as amended by our Current Reports on Form 8-K/A filed on August 15, 2005, September 16, 2005 and September 30, 2005, respectively,

•	Avnet’s Proxy Statement filed on October 5, 2005 and as amended October 13, 2005, and

•	the description of Avnet’s common stock which appears in Avnet’s registration statement for the registration of the common stock under Section 12(b) of the Securities Exchange Act of 1934, including any amendment or report filed to update this description.

All documents which Avnet has filed or will file, as applicable, with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of the registration statement and after the reports listed above and before the termination of this offering of Avnet’s securities will be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

PROSPECTUS

Avnet, Inc.

Common Stock

The shares of our common stock covered by this prospectus were initially sold in a private placement transaction on July 5, 2005. We will not receive any proceeds from the resale by selling shareholders of their shares of common stock hereunder.

Avnet’s common stock is listed on the New York Stock Exchange under the symbol “AVT.”

We will provide the specific terms of these securities in supplements to this prospectus at the time when such securities are offered. You should read this prospectus and the applicable supplement carefully before you invest in any of these securities. The information in this prospectus is not complete and may be changed. This prospectus and any accompanying prospectus supplement do not contain an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, or an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where the offer or sale is not permitted.

Our principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034, telephone (480) 643-2000.

See “Risk Factors” on page 4 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 3, 2006

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or a prospectus supplement. The information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

i

Whenever we refer to “Avnet” or to “us,” or use the terms “we” or “our” in this prospectus, we are referring to Avnet, Inc. a New York corporation, and its consolidated subsidiaries. However, for purposes of the section entitled “Description of Common Stock” whenever we refer to “Avnet” or to “us,” or use the terms “we” or “our,” we are referring only to Avnet, Inc.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, you should assume that the statements made in the prospectus supplement modify or supersede those made in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated or deemed to be incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Avnet, Inc. and subsidiaries. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “should,” “will,” “may,” “estimates” or similar expressions in this prospectus or in documents incorporated by reference in this prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following:

•	A technology industry down-cycle, particularly in the semiconductor sector, would adversely affect Avnet’s expected operating results.

•	Competitive margin pressures among distributors of electronic components and computer products may increase significantly through increased competition for existing customers or otherwise.

•	General economic or business conditions, domestic and foreign, may be less favorable than management expected, resulting in lower sales and profitability which can, in turn, impact the Company’s credit ratings, debt covenant compliance and liquidity, as well as the Company’s ability to maintain existing unsecured financing or to obtain new financing.

•	Avnet may be adversely affected by the allocation of products by suppliers.

•	Avnet’s ability to successfully integrate the Memec acquisition may impact Avnet’s ability to achieve the desired synergy savings and expected profitability in the combined business.

•	Legislative or regulatory changes may adversely affect the businesses in which Avnet is engaged.

•	Adverse changes may occur in the securities markets.

•	Changes in interest rates and currency fluctuations may impact Avnet’s profit margins.

Although management believes that the plans and expectations reflected in or suggested by these forward-looking statements are reasonable, management cannot assure you that we will achieve or realize these plans and expectations. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by them. Management cautions you not to place undue reliance on these statements, which speak only as of the date of this prospectus.

We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC (Commission File Number 1-04224). These filings contain important information, which does not appear in this prospectus. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room and to obtain copies of Avnet’s filings. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). We also post certain of these filings on our website at www.avnet.com. You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed registration statements and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statements contain additional information about us and the securities we may issue. You may inspect the registration statements and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede a portion or all of the information in the documents listed below. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Avnet’s Annual Report on Form 10-K for the fiscal year ended July 2, 2005,

•	Avnet’s Quarterly Reports on Form 10-Q for the fiscal quarters ended October 1, 2005 and December 31, 2005,

•	To the extent filed, Avnet’s Current Reports on Form 8-K filed on July 11, 2005, August 19, 2005, September 13, 2005, September 27, 2005, September 29, 2005, October 17, 2005 and November 17, 2005, as amended by our Current Reports on Form 8-K/A filed on August 15, 2005, September 16, 2005 and September 30, 2005, respectively,

•	Avnet’s Proxy Statement filed on October 5, 2005 and as amended on October 13, 2005 and

•	the description of Avnet’s common stock which appears in Avnet’s registration statement for the registration of the common stock under Section 12(b) of the Securities Exchange Act of 1934, including any amendment or report filed to update this description.

All documents which Avnet has filed or will file, as applicable, with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of the registration statement and after the reports listed above and before the termination of this offering of Avnet’s securities will be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034
480-643-2000

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

RISK FACTORS

You should carefully consider the following risk factors and the other information contained or incorporated by reference in this prospectus before making an investment in our common stock. The information contained or incorporated by reference in this prospectus includes forward-looking statements that involve risks and uncertainties. We refer you to “Forward-Looking Statements” in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

We have separated the risks into two general groups:

•	Risks that relate to our business; and

•	Risks that relate specifically to owning our common stock.

We have described certain risks that management believes are applicable to our business and the industry in which we operate. There may be additional risks that are not material or that are not presently known to us. There are also risks within the economy, the industry and the capital markets that affect us generally, which have not been described below.

If any of the described events occur, our business, prospects, results of operations, financial condition or liquidity could be materially adversely affected. When stated below that a risk may have a material adverse effect, it means that such risk may have one or more of these effects.

Risks Relating to Our Business

A large portion of our revenues come from sales of semiconductors, which is a highly cyclical industry, and an industry down-cycle could significantly affect our operating results.

The semiconductor industry historically has experienced periodic fluctuations in product supply and demand, often associated with changes in technology and manufacturing capacity, and is generally considered to be highly cyclical. During the last three fiscal years, sales of semiconductors represented over 50% of our consolidated sales and our revenues, particularly in our Electronics Marketing group, closely follow the strength or weakness of the semiconductor market. For example, as a result of the semiconductor industry downturn in 2001 and 2002, our revenues fell from $12.8 billion in fiscal year 2001 to $8.9 billion in fiscal year 2002 and were $9.0 billion in fiscal year 2003. We also generated a net loss in each of fiscal year 2002 and fiscal year 2003 due in part to numerous restructurings and other charges in both years. While the semiconductor industry has strengthened recently, it is uncertain whether this improvement will continue and future downturns in the technology industry, particularly in the semiconductor sector, could negatively affect our operating results in the future and negatively impact our ability to maintain our current profitability levels.

If we are unable to maintain our relationships with key suppliers, it could adversely affect our sales.

Approximately 18.7% of our consolidated sales in fiscal year 2005 came from sales of IBM products and services and we expect IBM products and services to account for over 10% of our consolidated sales in fiscal year 2006. Based upon fiscal 2006 results to date, we also expect that sales of Xilinx products will constitute over 10% of our consolidated sales in fiscal 2006. In fiscal 2005, sales of products and services from two other suppliers exceeded 5% of our consolidated sales. Our contracts with our suppliers, including those with IBM and Xilinx, vary in duration and are generally terminable by either party at will upon notice. To the extent IBM, Xilinx or a group of other primary suppliers is not willing to do business with us in the future, our business and our relationships with our customers could be materially adversely affected because our customers depend on our distribution of electronic components and computer products from the industry’s leading suppliers. In addition, to the extent that any of our key suppliers modifies the terms of their contracts with us, including, without limitation, the terms regarding price protection, rights of return, rebates or other terms that protect our gross margins, it could materially adversely affect our results of operations, financial condition or liquidity.

We may not have adequate or cost-effective liquidity or capital resources.

Our ability to satisfy our cash needs depends on our ability to generate cash from operations and to access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may need to satisfy our cash needs through external financing. However, external financing may not be available to us on acceptable terms or at all. As of December 31, 2005, we had outstanding aggregate principal amounts of $250 million of our 6% senior notes due September 1, 2015, $475 million of our 9 3/4% notes due February 15, 2008, $143.7 million of our 8% notes due November 15, 2006, $300 million of our 2% convertible senior debentures due March 15, 2034 and $150.2 million of debt under various bank credit facilities and other financings consisting of various committed and uncommitted lines of credit with financial institutions utilized primarily to support the working capital requirements of foreign operations. We need cash to make interest payments on, and refinance, this indebtedness and for general corporate purposes, such as funding our ongoing working capital and capital expenditure needs. Under the terms of any external financing, we may incur higher than expected financing expenses and become subject to additional restrictions and covenants. Any material increase in our financing costs could have a material adverse effect on our profitability.

We have an accounts receivable securitization program, or the Securitization Program, which allows us to sell, on a revolving basis, an undivided interest of up to $450 million in eligible U.S. and foreign receivables while retaining a subordinated interest in a portion of the receivables. The Securitization Program expires in August 2006, and we expect it will be renewed for another one-year term on substantially similar terms, although there can be no assurances that we will be able to do so. In particular, we are required to maintain certain specified financial ratios and tests as provided in our five-year, $500 million credit facility, which expires in October 2010. If we fail to meet these financial ratios and tests, we may be unable to continue to utilize the Securitization Program or to borrow under the credit facility. If we could not continue to utilize the Securitization Program, we may not have sufficient cash available to make interest payments on and refinance indebtedness and for general corporate needs.

The agreements governing some of our financings contain various covenants and restrictions that limit the discretion of management in operating our business and could prevent us from engaging in some activities that may be beneficial to our business.

The agreements governing our financing, including our five-year, $500 million credit facility and the indentures governing our outstanding notes, contain various covenants and restrictions that, in certain circumstances, limit our ability and the ability of certain subsidiaries to:

•	grant liens on assets;

•	make restricted payments (including paying dividends on capital stock or redeeming or repurchasing capital stock);

•	make investments;

•	merge, consolidate or transfer all or substantially all of our assets;

•	incur additional debt; or

•	engage in certain transactions with affiliates.

As a result of these covenants and restrictions, we are limited in how we conduct our business and may be unable to raise additional debt, compete effectively or make investments.

Declines in the value of our inventory or unexpected order cancellations by our customers could materially adversely affect our business, results of operations, financial condition or liquidity.

The electronic components and computer products industry is subject to rapid technological change, new and enhanced products and evolving industry standards, which can contribute to a decline in value or obsolescence of inventory. During an industry and/or economic downturn it is possible that prices will decline due to an oversupply of product and, therefore, there may be greater risk of declines in inventory value. Although it is the policy of many of our suppliers to offer distributors like us certain protections from the loss in value of inventory (such as price protection, limited rights of return and rebates), we cannot assure you that such return policies and rebates will fully compensate us for the loss in value, or that the vendors will choose to, or be able to, honor such agreements, some of which are not documented and therefore subject to the discretion of the vendor. In addition, our sales are typically made pursuant to individual purchase orders, and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment with minimal penalties. We cannot assure you that unforeseen new product developments, declines in the value of our inventory or unforeseen order cancellations by our customers will not materially adversely affect our business, results of operations, financial condition or liquidity, or that we will successfully manage our existing and future inventories.

Substantial defaults by our customers on our accounts receivable or the loss of significant customers could have a significant negative impact on our business, results of operations, financial condition or liquidity.

A significant portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for products and services, or were to become unwilling or unable to make payments in a timely manner, our business, results of operations, financial condition or liquidity could be adversely affected. In the event of an economic or industry downturn, such downturn could have an adverse affect on the servicing of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management’s expectations. A significant deterioration in our ability to collect on accounts receivable could also impact the cost or availability of financing under our Securitization Program.

The electronics component and computer industries are highly competitive and if we cannot effectively compete, our revenues may decline.

The market for our products and services is very competitive and subject to rapid technological advances. Not only do we compete with other global distributors, we also compete for customers with regional distributors and some of our own suppliers. Our failure to maintain and enhance our competitive position could adversely affect our business and prospects. Furthermore, our efforts to compete in the marketplace could cause deterioration of gross profit margins and, thus, overall profitability. For instance, there is substantial and continuing pressure from customers to reduce the total cost of purchasing our products. To remain competitive and retain our customers and gain new ones, we must continue to reduce our operating costs and strive to minimize our customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production.

The sizes of our competitors vary across market sectors, as do the resources we have allocated to the sectors in which we do business. Therefore, some of the competitors may have greater financial, personnel, capacity and other resources or a more extensive customer base than we have in one or more of our market sectors. As a result, our competitors may be able to purchase products from their suppliers on more favorable terms or be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements.

Our non-U.S. locations represent a significant and growing portion of our revenue, and consequently, we are increasingly exposed to risks associated with operating internationally.

During fiscal year 2005, approximately 53% of our sales came from our operations outside the United States. During fiscal years 2004 and 2003, respectively, approximately 52% and 50% of our sales were from locations outside the United States. Most notable in this growth of non-U.S. sales is the increasing volume of sales activity in the Asia region, which accounted for approximately 14% of consolidated sales during fiscal year 2005. As a result of our foreign sales and locations, our operations are subject to a variety of risks that are specific to international operations, including the following:

•	potential restrictions on our ability to repatriate funds from our foreign subsidiaries;

•	foreign currency fluctuations and the impact on our reported results of operations of the translation of the foreign currencies to U.S. dollars;

•	import and export duties and value added taxes;

•	import and export regulation changes;

•	changing foreign tax laws and regulations;

•	political instability, terrorism and potential military conflicts;

•	inflexible employee contracts in the event of business downturns; and

•	the burden and cost of compliance with foreign laws.

Manufacturing of electronic component and computer products is increasingly shifting to lower-cost production facilities in Asia, and most notably the People’s Republic of China. Our business and prospects could be materially adversely affected if this shift continues and we are unable to develop distribution relationships with these or other manufacturers on acceptable terms. In particular, if we are unable to develop relationships with manufacturers that provide profit margins comparable to the margins maintained under existing relationships, our operating results may be negatively affected.

In addition, we have operations in several locations in emerging or developing economies that have a potential for higher risk. The risks associated with these economies include currency volatility and other economic or political risks. While we have and will continue to adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, we cannot ensure that such measures will be adequate.

Failure to retain key senior management could harm our operations.

Our success depends to a large extent upon the efforts and abilities of key senior management. Our senior management is very experienced, with significant longevity in both years of industry experience and years at Avnet. For example, Roy Vallee, our Chairman and Chief Executive Officer, has over 30 years experience in the industry, including 29 years at Avnet. The loss of any key members of our management may materially and adversely affect our business, financial condition, and results of operations.

We may not realize fully the cost savings and other benefits we expect to realize as a result of our acquisition of Memec. This may adversely affect our earnings and financial condition.

On July 5, 2005, we purchased Memec with the expectation that the acquisition will result in various benefits, including, among others, operating expense synergies, the expansion of our Electronics Marketing operating group in each of our three major economic regions (the Americas, EMEA and Asia), and entrance into the Japanese market. The merger involves the integration of two companies that have previously operated independently. Achieving these benefits will depend in part upon meeting the challenges inherent in the successful combination of two business enterprises of the size and scope of Avnet and Memec and our ability to successfully dedicate personnel and resources to the integration efforts. Challenges like these may not be met and may negatively impact our operations following the merger. Delays encountered in the transition process could have a material adverse effect upon our sales, level of expenses, operating results and financial condition.

Our growth through acquisitions depends on our ability to find suitable acquisition opportunities, finance those acquisitions, and manage the acquired businesses, and may have some adverse financial effects.

We intend to consider selective acquisition opportunities going forward such as our recent acquisition of Memec. Therefore, we may acquire businesses or technologies in the future that we believe are a strategic fit with our business. These acquisitions may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. In addition, the integration of businesses or technologies may prove to be more difficult than expected, and we may be unsuccessful in maintaining and developing relationships with the employees, customers and business partners of acquisition targets or otherwise realizing the expected benefits of these transactions. Since we will not be able to accurately predict these difficulties and expenditures, it is possible that these costs may outweigh the value we realize from the acquisitions. Future acquisitions could also result in issuances of equity securities that would reduce our shareholders’ ownership interest, the incurrence of debt or contingent liabilities.

Risks Relating to this Offering

The trading price of our common stock is likely to be volatile, and you may not be able to sell your shares at or above the public offering price.

The trading prices of the securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of our common stock include:

•	variations in operating results;

•	changes in foreign currency exchange rates, which may negatively impact our reported results of operations;

•	announcements of technological innovations in the electronic components or computer products industries, strategic alliances or significant agreements by us or by our competitors;

•	The gain or loss of significant customers or suppliers;

•	announcements relating to our possible acquisition of other businesses or technologies;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	terrorist acts and political instability; and

•	market conditions in our industry, the industries of our customers and our suppliers and the economy as a whole.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition.

Anti-takeover provisions in our organizational documents and New York law make any change in control more difficult.

Our certificate of incorporation and by-laws contain provisions that may delay or prevent a change in control, may discourage bids at a premium over the market price of our common stock and may affect adversely the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	prohibiting our shareholders from calling a special meeting of shareholders;

•	our ability to issue additional shares of our common stock without shareholder approval;

•	our ability to issue preferred stock with voting or conversion rights that adversely affect the voting or other rights of holders of common stock without their approval;

•	provisions that provide that vacancies on the board of directors (except in the case of directors removed by the shareholders without cause), including any vacancy resulting from an expansion of the board, may be filled by a vote of the directors in office at the time of the vacancy; and

•	advance notice requirements for raising matters of business or making nominations at shareholders’ meetings.

We are also subject to provisions of the New York corporation law that, in general, prohibit any business combination with an “interested shareholder” that is the beneficial owner of 20% or more of our common stock for five years after the point in time that such interested shareholder acquired shares constituting 20% or more of our common stock unless the holder’s acquisition of our stock was approved in advance by our board of directors. After this five-year period, any business combination with such interested shareholder is prohibited unless either certain “fair price” provisions are complied with or the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder.

These provisions of our certificate of incorporation and by-laws and New York law could delay or prevent a change in control, even if our shareholders support such proposals. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

THE COMPANY

Avnet is the world’s largest industrial distributor, based on sales, of electronic components, enterprise computer products and embedded subsystems. Avnet creates a vital link in the technology supply chain that connects over 300 of the world’s leading electronic component and computer product manufacturers and software developers as a single source for multiple products for a global customer base of over 100,000 original equipment manufacturers contract manufacturers, original design manufacturers, value-added resellers and end-users. Avnet distributes electronic components, computer products and software as received from its suppliers or with assembly or other value added by Avnet. Additionally, Avnet provides engineering design, materials management and logistics services, system integration and configuration, and supply chain advisory services.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock by the selling shareholders.

DESCRIPTION OF COMMON STOCK

Avnet is authorized to issue 300,000,000 shares of common stock, par value $1.00 per share. At the close of business on February 2, 2006, Avnet had outstanding 146,295,572 shares of common stock, including 13,785 treasury shares. All outstanding shares of common stock are fully paid and nonassessable.

The holders of shares of Avnet’s common stock have equal rights to dividends from funds legally available for the payment of dividends when, as and if declared by Avnet’s board of directors, and are entitled, upon liquidation, to share ratably in any distribution in which holders of common stock participate. The common stock is not redeemable, has no preemptive or conversion rights and is not liable for assessments or further calls. The holders of shares of Avnet’s common stock are entitled to one vote for each share at all meetings of shareholders.

The transfer agent and registrar for Avnet’s common stock is Wachovia Bank, N.A. Avnet’s common stock is listed on the New York Stock Exchange.

Under its certificate of incorporation, Avnet is authorized to issue up to 3,000,000 shares of preferred stock, in series. For each series of preferred stock, Avnet’s board of directors may fix the relative rights, preferences and limitations as between the shares of such series, the shares of other series of Avnet preferred stock, and the shares of Avnet common stock. No shares of Avnet preferred stock are outstanding.

Board of Directors

Although New York law permits the certificate of incorporation of a New York corporation to provide for cumulative voting in the election of directors, Avnet’s certificate of incorporation does not so provide.

New York law permits the certificate of incorporation or by-laws of a New York corporation to divide its directors into as many as four classes with staggered terms of office. However, Avnet’s certificate and by-laws do not so provide for a classified board of directors. Therefore, all of its directors are elected annually for one-year terms.

Under New York law, shareholders may remove any or all directors for cause. New York law also allows directors to be removed without cause if provided in the certificate of incorporation. The Avnet certificate of incorporation authorizes any or all of the directors to be removed with or without cause at any time by the vote of the holders of a majority of the stock of Avnet and provides that the terms of the removed directors shall forthwith terminate.

New York law provides that newly created directorships resulting from an increase in the number of directors and vacancies arising for any reason may be filled by vote of the board of directors, whether or not constituting a quorum, except that:

•	vacancies resulting from the removal of directors without cause may be filled only by a vote of the shareholders, unless the certificate of incorporation or a specific provision of a by-law adopted by the shareholders provides that such a vacancy may be filled by a vote of the board of directors; and

•	the certificate of incorporation or by-laws may provide that all newly created directorships and vacancies may be filled only by a vote of the shareholders.

The Avnet by-laws provide that any vacancy created by the removal of a director by the shareholders with cause may be filled only by a vote of the shareholders, and that any vacancy created for any other reason may be filled by a vote of the board of directors or the shareholders.

Power to Call Special Shareholders Meetings

Under New York law, a special meeting of shareholders may be called by the board of directors and by such person or persons as may be authorized to do so in the certificate of incorporation or by-laws. In addition, if an annual shareholder meeting has not been held for a certain period of time and a sufficient number of directors were not elected to conduct the business of the corporation, the board must call a special meeting for the election of directors. If the board fails to do so, or sufficient directors are not elected within a certain period of time, holders of 10% of the votes of the shares entitled to vote in an election of directors may call a special meeting for such an election.

Actions by Written Consent of Shareholders

New York law provides that any action which may be taken by shareholders by vote may be taken without a meeting by written consent, signed by holders of all outstanding shares entitled to vote, or if authorized by the certificate of incorporation, by holders of the minimum number of shares necessary to authorize the action at a meeting of shareholders at which all shares entitled to vote are present and voted. The Avnet certificate of incorporation does not authorize shareholders to act by less than unanimous written consent.

Dividends and Repurchases of Shares

Under New York law, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after a dividend or distribution must at least equal the amount of the corporation’s stated capital. A corporation may declare and pay dividends or make other distributions except when the corporation is currently insolvent or would thereby be made insolvent or when the declaration, payment or distribution would be contrary to any restrictions contained in its certificate of incorporation.

Approval of Certain Business Combinations and Reorganizations

Under New York law, two-thirds of the votes of all outstanding shares entitled to vote thereon are required to approve mergers, consolidations, share exchanges or sales, leases or other dispositions of all or substantially all the assets of a corporation if not made in the usual or regular course of business. New York law was amended in 1998 to permit a New York corporation then in existence to reduce the required vote to a majority of the outstanding shares. Pursuant to this amendment, Avnet’s certificate of incorporation provides that such transactions shall be approved by a majority of the outstanding shares entitled to vote thereon.

Business Combination Following a Change in Control

New York law prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and the receipt of certain benefits from the corporation, including loans or guarantees) with, involving or proposed by any interested shareholder (defined generally as any person that beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a New York corporation or any person that is an affiliate or associate of a New York corporation and at any time within the past five years was a beneficial owner of 20% or more of the outstanding voting stock) for a period of five years after the date on which the interested shareholder first became an interested shareholder, unless the transaction is approved by the board of directors prior to the date on which the interested shareholder became an interested shareholder. After this five-year period, a business combination between a New York corporation and the interested shareholder is prohibited unless either certain “fair price” provisions are complied with or the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder. Under New York law, corporations may elect not to be governed by the statute described above, but Avnet’s certificate of incorporation does not contain such an election.

Dissenters’ Appraisal Rights

Under New York law, any shareholder of a corporation has the right to obtain payment for the fair value of the shareholder’s shares in the event of

•	certain amendments or changes to the certificate of incorporation adversely affecting the rights of the shareholder,

•	certain mergers or consolidation of the corporation if the shareholder is entitled to vote thereon,

•	a merger or consolidation where the shareholder is not entitled to vote or if the shareholder’s shares will be canceled or exchanged for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation,

•	certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of the corporation which require shareholder approval other than a transaction solely for cash, and

•	certain share exchanges.

However, no appraisal rights will be available in a merger to a shareholder of the surviving corporation whose rights are not adversely affected or whose shares were, at the record date to vote on the plan of merger, either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

SELLING SHAREHOLDERS

Information about selling shareholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the common stock that may be offered under this prospectus.

LEGAL MATTERS

The validity of any offered securities will be passed upon for Avnet by David R. Birk, its Senior Vice President, General Counsel and Secretary. Mr. Birk beneficially owns 261,418 shares of Avnet’s common stock, which includes 232,465 shares issuable upon exercise of employee stock options and 11,300 allocated but not yet delivered incentive shares. Certain legal matters with respect to offered securities will be passed upon for the underwriters, dealers or agents, if any, by their counsel.

EXPERTS

The consolidated financial statements of Avnet, Inc. and subsidiaries as of July 2, 2005 and July 3, 2004, and for each of the years in the three-year period ended July 2, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of July 2, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

15,700,000 Shares

Common Stock

Avnet, Inc.

PROSPECTUS SUPPLEMENT
(TO THE PROSPECTUS DATED FEBRUARY 3, 2006)
FEBRUARY 8, 2006

Goldman, Sachs & Co.
Credit Suisse
Banc of America Securities LLC
Raymond James
Thomas Weisel Partners LLC